UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 25, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Videocon d2h Limited

File No. 333-201870 - CF#32183

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Videocon d2h Limited submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-4 registration statement filed on February 4, 2015, as amended.

Based on representations by Videocon d2h Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2	through February 28, 2018
Exhibit 10.3	through February 28, 2018
Exhibit 10.18	through March 10, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary